UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies To:

Christopher W. Morgan, Esq.	John Sabine, Esq.
Marc Packer, Esq.	Fraser Milner Casgrain LLP
Skadden, Arps, Slate, Meagher & Flom LLP	1 First Canadian Place, 39th Floor
222 Bay Street	100 King Street West
Suite 1750, P.O. Box 258	Toronto, Ontario M5X 1B2
Toronto, Ontario M5K 1J5	(416) 863-4511
(416) 777-4700

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to an offer (the “Yamana Offer”) by Yamana Gold Inc., a corporation incorporated under the laws of Canada (“Yamana”), to purchase all of the outstanding common shares (the “Common Shares”) of Meridian Gold Inc. (“Meridian”), together with the associated rights (the “Rights” and together with the Common Shares, the “Shares”) under Meridian’s Shareholder Rights Plan Agreement, dated as of April 21, 1999, as amended on May 7, 2002 and February 22, 2005, between Meridian and Computershare Trust Company of Canada, as rights agent. In connection with the Yamana Offer, Meridian’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to Meridian shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.
Item 1. Subject Company Information.
Name and Address
     The name of the subject company is Meridian Gold Inc., a corporation incorporated under the laws of Canada. The address of Meridian’s principal executive office is 9670 Gateway Drive, Reno, NV 89521-3952 and the telephone number at such office is (775) 850-3777.
Securities
     This Statement relates to the Shares. As of July 30, 2007, 101,229,670 Common Shares were issued and outstanding and options to purchase an additional 791,383 Common Shares were outstanding.
Item 2. Identity and Background of Filing Person.
Name and Address
     The filing person is the subject company. Meridian’s name, business address and business telephone number are set forth in Item 1 above. Meridian maintains a website at www.meridiangold.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
Tender Offer
     This Statement relates to the Yamana Offer. The Yamana Offer is described in a Tender Offer Statement on Schedule TO and a related Offer to Purchase, Circular and Letter of Transmittal (collectively, the “Offer Documents”), which were filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2007. Subject to the terms and conditions set forth in the Offer Documents, Yamana is offering to purchase all of the Common Shares on the basis of 2.235 common shares of Yamana plus C$3.15 in cash for each Common Share.
     The Offer Documents state that the head office of Yamana is located at 150 York Street, Suite 1102, Toronto, Ontario, Canada M5H 3S5, and Yamana’s telephone number at that address is (416) 815-0220.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Directors’ Circular under the headings “Ownership of Securities by Directors and Executive Officers of Meridian”, “Principal Shareholder of Meridian”, “Ownership of Securities of Yamana”, “Ownership of Securities of Northern Orion”, “Arrangements between Meridian and its Directors and Executive Officers”, “Issuances of Securities of Meridian”, “Relationship between Yamana and Directors, Executive Officers and Meridian Shareholders” and “Relationship between Northern Orion and Directors, Executive Officers and Meridian Shareholders” is incorporated herein by reference. In addition, the information set forth on pages 14 through 21 (“Statement of Executive Compensation” and “Directors’ and Officers’ Liability Insurance”) of Meridian’s Management Information Circular and Proxy Statement, dated March 1, 2007, which was sent to Meridian shareholders in connection with Meridian’s 2007 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The agreements and plans filed as Exhibits (e)(2) through (22) are incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
Solicitation/Recommendation
     The information set forth in the Directors’ Circular under the headings “Letter to Shareholders”, “Questions and Answers about the Inadequate Offer from Yamana Gold Inc. — Should I accept or reject the Yamana Offer?”, “Questions and Answers about the Inadequate Offer from Yamana Gold Inc. — Why does the Board of Directors believe that the Yamana Offer should be rejected?”, “Summary — Unanimous Recommendation of the Board of Directors”, “Unanimous Recommendation of the Board of Directors”, “Analysis and Reasons for Rejecting the Yamana Offer — Conclusion and Recommendation” and “Background of the Yamana Offer and Response of Meridian” is incorporated herein by reference.
Reasons
     The information set forth in the Directors’ Circular under the headings “Letter to Shareholders”, “Questions and Answers about the Inadequate Offer from Yamana Gold Inc. — Why does the Board of Directors believe that the Yamana Offer should be rejected?”, “Summary — Reasons for Rejection”, “Analysis and Reasons for Rejecting the Yamana Offer”, “Background of the Yamana Offer and Response of Meridian”, “Opinions of Financial Advisors”, “Schedule B — Opinion of BMO Capital Markets” and “Schedule C — Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.

Intent to Tender
     Except as set forth or incorporated by reference in this Statement, to the best of Meridian’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Common Shares presently intends to hold any such Common Shares and does not intend to tender any such Common Shares in the Yamana Offer. The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Yamana Gold Inc. — Are the directors and executive officers of Meridian planning to tender their Meridian Shares to the Yamana Offer?”, “Summary — Rejection of the Yamana Offer by Directors and Executive Officers” and “Intentions with Respect to the Yamana Offer” is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Directors’ Circular under the headings “Background of the Yamana Offer and Response of Meridian”, “Opinions of Financial Advisors” and “Other Persons Retained in Connection with the Yamana Offer” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
     Except as set forth or incorporated by reference in this Statement, no transactions in the Common Shares have been effected during the past 60 days by Meridian or, to Meridian’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the headings “Trading in Meridian Shares” and “Issuances of Securities of Meridian” is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the Directors’ Circular under the headings “Letter to Shareholders”, “Questions and Answers about the Inadequate Offer from Yamana Gold Inc. — What is the Board of Directors doing in response to the Yamana Offer?”, “Summary — Alternatives to the Yamana Offer”, “Analysis and Reasons for Rejecting the Yamana Offer”, “Background of the Yamana Offer and Response of Meridian”, “Shareholder Rights Plan of Meridian”, “Alternatives to the Yamana Offer” and “Schedule D — Summary of Shareholder Rights Plan” is incorporated herein by reference.
Item 8. Additional Information.
     The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Yamana Gold Inc.”, “Cautionary Note Regarding Forward-Looking Statements”, “Currency and Exchange Rates”, “Information Regarding Yamana and Northern Orion”, “Note Concerning Resource Calculations”, “Summary”, “Directors’ Circular”, “Minority Shareholder Protections”, “Share Capital of Meridian”, “Trading Prices of the Meridian Shares”, “Material Changes in the Affairs of Meridian”, “Other

Information”, “Statutory Rights”, “Schedule A — Glossary” and “Schedule E – Important Information Regarding Meridian’s Resources & Reserves” is incorporated herein by reference.
Item 9. Exhibits.

Exhibit
Number	Description
(a)(1)	Directors’ Circular, dated July 31, 2007

(a)(2)	Press release issued by Meridian Gold Inc. on June 28, 2007 (incorporated by reference to Meridian Gold Inc.’s Schedule 14D-9C filed with the Commission on June 28, 2007)

(a)(3)	Press release issued by Meridian Gold Inc. on July 3, 2007 (incorporated by reference to Meridian Gold Inc.’s Schedule 14D-9C filed with the Commission on July 3, 2007)

(a)(4)	Press release issued by Meridian Gold Inc. on July 20 (incorporated by reference to Meridian Gold Inc.’s Form 6-K filed with the Commission on July 20, 2007)

(a)(5)	Press release issued by Meridian Gold Inc. on July 31, 2007

(a)(6)	Investor presentation of Meridian Gold Inc., dated July 31, 2007

(e)(1)	Excerpts from Meridian Gold Inc.’s Management Information Circular and Proxy Statement, dated March 1, 2007, relating to the 2007 Annual Meeting of Shareholders

(e)(2)	Executive Employment Agreement between Meridian Gold Company and Edward C. Dowling, Jr., effective January 1, 2007

(e)(3)	Executive Employment Agreement between Meridian Gold Company and Peter C. Dougherty, effective February 16, 2007

(e)(4)	Executive Employment Agreement between Meridian Gold Company and Edgar A. Smith, effective March 1, 2006

(e)(5)	Executive Employment Agreement between Meridian Gold Company and Howard Stevenson, effective February 26, 2007

(e)(6)	Executive Employment Agreement between Meridian Gold Company and Darcy E. Marud, effective March 1, 2006

(e)(7)	Executive Employment Agreement between Meridian Gold Company and Darrin L. Rohr, effective January 1, 2007

(e)(8)	Meridian Gold. Inc. 1996 Stock Option Plan

(e)(9)	Meridian Gold. Inc. 1999 Share Incentive Plan

Exhibit
Number	Description
(e)(10)	Meridian Gold. Inc. 2007 Share Incentive Plan

(e)(11)	Meridian Gold Company Savings Plan

(e)(12)	Meridian Gold Company Employees Retirement Plan, as amended

(e)(13)	Meridian Gold Company Supplemental Retirement Plan – Part A

(e)(14)	Meridian Gold Company Supplemental Retirement Plan – Part B

(e (15)	Meridian Gold Company Post Retirement Medical Reimbursement Plan

(e)(16)	Meridian Gold Company Long Term Incentive Plan

(e)(17)	Meridian Gold Company Nonqualified Deferred Compensation Plan, as amended

(e)(18)	Meridian Gold Executive Bonus Plan

(e)(19)	Restricted Share Agreement Pursuant to the Meridian Gold Inc. 1999 Share Incentive Plan

(e)(20)	Restricted Share Agreement Pursuant to the Meridian Gold Inc. 2007 Share Incentive Plan

(e)(21)	Stock Option Agreement Pursuant to the Meridian Gold Inc. 1999 Share Incentive Plan

(e)(22)	Meridian Gold Inc.’s Severance Pay Plan

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007		MERIDIAN GOLD INC.

	By:	/S/ Edward C. Dowling

		Name:	Edward C. Dowling
		Title:	President and Chief Executive Officer